PRESS RELEASE

Combined General Shareholder Meeting of May 4, 2012

•	Shareholder approval of the corporate and consolidated financial statements for 2011

•	Dividend of €2.65 per share payable as of May 15, 2012

•	Nomination of a new director

•	Partial renewal of the Board of Directors

Paris, France – May 4, 2012 – Sanofi (EURONEXT : SAN et NYSE : SNY) announced its Combined General Shareholder Meeting was held today at the Palais des Congrès in Paris. All resolutions were adopted by its shareholders.

During the meeting, shareholders approved, among other resolutions, the corporate and consolidated financial statements for the year 2011. At the General Meeting, shareholders decided the distribution of a dividend in the amount of €2.65 per share that will be detached on Euronext Paris on May 10, 2012 with payment as of May 15, 2012.

The General Meeting also approved the appointment of Mr. Laurent Attal as a director for a term of four years, i.e., until the General Meeting called to approve the financial statements for the year 2015. Finally, Mr. Uwe Bicker, Mr. Jean-René Fourtou, Ms. Claudie Haigneré, Ms. Carole Piwnica and Mr. Klaus Pohle have each been reappointed for a term of four years.

After the Shareholder Meeting, the Board of Directors is comprised as follows:

• Serge Weinberg, Chairman of the Board of Directors
• Christopher Viehbacher, Chief Executive Officer
• Laurent Attal
• Uwe Bicker
• Robert Castaigne
• Thierry Desmarest
• Lord Douro
• Jean-René Fourtou
• Claudie Haigneré
• Igor Landau
• Suet-Fern Lee
• Christian Mulliez
• Carole Piwnica
• Klaus Pohle
• Gérard Van Kemmel

During the meeting, the shareholders approved the appointment of statutory and deputy auditors. The shareholders additionally ratified the move of the registered headquarters of Sanofi to 54, rue La Boétie, 75008 Paris. During the Board of Directors session following the meeting, Mr. Klaus Pohle was renewed as Chairman of the Audit Committee.

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The voting results will be available on the company’s website (www.sanofi.com) in the coming days.

The audiocast of the Combined General Shareholder Meeting is available on the Company’s website (www.sanofi.com).

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:
Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
+ (33) 1 53 77 46 46	+ (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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